Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

RECEIVED

2008 APR 21 P 1:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

14 April 2008

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

08002021

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact the undersigned at +61 3 9868 2779.

PROCESSED
APR 23 2008
THOMSON FINANCIAL

Yours truly,

dlw 4/22

Michael Scott
General Manager Secretariat and Shareholder Relations

Enc.

Tabcorp
the bigger better game

RECEIVED
2008 APR 21 P 1:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

10 April 2008

Future industry structure for Gaming, Wagering and Keno in Victoria

The Victorian Government has today released details of the future industry structure for gambling in Victoria. The new structure will apply from mid 2012.

The industry structure from 2012 will be:

- Gaming: A venue-based model, under which hotels and clubs will directly hold gaming machine licences
- Wagering: The current single licence structure will be retained
- Keno: There will be a single Keno licence, with distribution to be expanded to include all venues with a liquor licence and wagering services

In Gaming, the new industry structure is a significant change from the current model. Under the new structure from 2012, gaming machine licences will no longer be held by the two current operators but will be held directly by individual hotel and club venues. The Gaming business is an important contributor to Tabcorp's earnings. In the first half of 2008, Victorian Gaming contributed $118.7 million in Earnings Before Interest and Tax (EBIT), equal to 25 per cent of Group EBIT.

As part of the new industry structure announcement, the Victorian Government disputes its obligation to refund the original licence fee paid by Tabcorp. The licences, valued at $597 million, are recorded as assets on the Tabcorp balance sheet in recognition of the Government's intent to refund the licence fees.

Tabcorp Chairman, John Story, said the company was disappointed by the decision to change the gaming industry structure. "Tabcorp is proud of the achievements of its gaming business and its committed 300 employees. Over the past 14 years, Tabaret has provided outstanding products and services that have been enjoyed by thousands of Victorians. At the same time, it has maintained the highest standards of probity, and set global benchmarks in the introduction of responsible gambling measures. Both the Government and the Victorian racing industry have enjoyed consistent and reliable financial returns. The stability of those returns has underpinned the growth of the Victorian racing industry, making it the leader in Australia."

Mr Story added: "We are both surprised and deeply disappointed by the Government's statement that it disputes its obligation to refund the licence fee. This is a commitment confirmed in the prospectus issued at the time of the float of the company. The value of this asset was $597 million and was placed on the Tabcorp balance sheet at the time of the float. Tabcorp's 216,000 shareholders, including 60,000 in Victoria, are relying on the Government to honour its commitment." Tabcorp is reviewing all available options in this matter.

Tabcorp Chief Executive Officer, Elmer Funke Kupper, said the State Government had largely followed Tabcorp's recommended model for Wagering and Keno, with single state licences for each business.

"We look forward to reviewing the details of the announcement and preparing our submissions for the Wagering and Keno licences.

"In the meantime, we will adjust our current business plans to ensure we maximise our returns from the Victorian Gaming business in the coming years," he said.

Further details of the Victorian Government's announcement will be available at www.vic.gov.au

For further information contact:
Financial analysts: Matt Bekier, Chief Financial Officer 03 9868 2195
Media: Bruce Tobin, Group General Manager, Corporate Affairs 03 9868 2508

Tabcorp
the bigger better game

11 April 2008

Standard & Poor's rating for Tabcorp remains at BBB+

Tabcorp Holdings Limited said today that Standard & Poor's Rating Services has maintained its BBB+ rating for the company.

S&P said its 'BBB+' long-term corporate credit rating and stable outlook on Tabcorp remains unaffected following the Victorian Government's future industry structure announcement yesterday.

S&P said: "While the loss of the licences are negative for Tabcorp's earnings and business diversity beyond 2012, the company will now not have to fund a gaming licence renewal payment, and can manage its expenditure within that business with an eye to its 2012 closure. Tabcorp will need to decide whether it wants to remain involved in the Victorian gaming business beyond 2012 in some capacity.

"The reduced earnings from Victorian gaming will slightly weaken the company's business diversity, however, its impact is mitigated by the broader business base the company has developed over recent years.

"Standard & Poor's will continue to monitor the impact of the Victorian Government's announcement and will discuss Tabcorp's business response with the company. We do not envisage that the 'BBB+' rating on Tabcorp will be affected by the announcement, although we cannot rule out a rating change as the situation unfolds and Tabcorp's commercial reaction emerges."

A copy of the S&P announcement is attached.

For further information contact:
Financial analysts: Matt Bekier, Chief Financial Officer 03 9868 2195
Media: Bruce Tobin, Group General Manager, Corporate Affairs 03 9868 2508

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

RESEARCH

Bulletin:

Tabcorp Rating Unaffected By Victorian Government Wagering And Gaming Licence Announcement

Publication date: 10-Apr-2008
Primary Credit Analyst: Anthony Flintoff, Melbourne (61) 3-9631-2038; anthony_flintoff@standardandpoors.com
Secondary Credit Analyst: Peter Sikora, Melbourne (61) 3-9631-2094; peter_sikora@standardandpoors.com

MELBOURNE (Standard & Poor's) April 11, 2008--Standard & Poor's Ratings Services today said that its 'BBB+' long-term corporate credit rating and stable outlook on Tabcorp Holdings Ltd. (Tabcorp) are unaffected following the Victorian government's announcement about the new structure for gaming in the State of Victoria beyond 2012. While the loss of the licences are negative for Tabcorp's earnings and business diversity beyond 2012, the company will now not have to fund a gaming licence renewal payment, and can manage its expenditure within that business with an eye to its 2012 closure. Tabcorp will need to decide whether it wants to remain involved in the Victorian gaming business beyond 2012 in some capacity.

The reduced earnings from Victorian gaming will slightly weaken the company's business diversity; however, the impact is mitigated by the broader business base the company has developed over recent years. In addition, the financial impact of the announced new licencing structure remains unclear, as there is contention between Tabcorp and the Victorian government about compensation payment obligations when the current licences expire in 2012. Standard & Poor's will continue to monitor the impact of the Victorian government's announcement and will discuss Tabcorp's business response with the company. We do not envisage that the 'BBB+' rating on Tabcorp will be affected by the announcement, although we cannot rule out a rating change as the situation unfolds and Tabcorp's commercial reaction emerges.

END